EXHIBIT (99-1)
Summary of Directors and Officers Insurance Program

P&G Directors & Officers Insurance Program Summary
This summary states the general effect of the Company’s Directors & Officers Insurance Program for the policy period effective for June 30, 2008 to June 30, 2009.

INSURANCE		LIMIT	UNDERLYING
COMPANY	COVER	($MILL)	($MILL)
Corporate Officers & Directors Assurance Ltd.	Side A	25	nil
XL Insurance (Bermuda) Ltd.	Side A	25	25
ACE Bermuda Insurance Ltd.	Side A,B,C	15	50
Zurich American Insurance Company	Side A,B,C	15	65
Allied World Assurance Company Ltd.	Side A,B,C	20	80
Arch Insurance (Bermuda)	Side A,B,C	25	100
Max Bermuda Ltd.	Side A,B,C	15	125
National Union Fire Insurance Company of Pittsburgh , Pa	Side A,B,C	10	140
Starr Excess Liability Insurance International Limited	Side A,B,C	25	150
Axis Specialty Limited Bermuda	Side A,B,C	25	175
Corporate Officers & Directors Assurance Ltd.	Side A	25	200
XL Insurance (Bermuda) Ltd.	Side A	15	225
Starr Excess Liability Insurance International Limited	Side A	10	240

TOTAL		250

Note- “Side A coverage” refers to Directors & Officers (“D&O”) insurance coverage that provides direct coverage to insured directors and officers for claims for which the insured company is unable or unwilling to indemnify the insured individuals. For example, the law in many states prohibits a company from indemnifying its directors or officers for shareholder derivative claims. “Side B coverage” refers to D&O coverage that indemnifies the insured company or corporation, typically in excess of a deductible, for sums that the company or corporation spends to indemnify insured directors or officers for allegedly wrongful acts covered by the terms of D&O insurance. “Side C coverage” refers to direct entity coverage provided to the insured company or corporation itself when a claim is brought against the company or corporation itself for allegedly wrongful acts covered by the terms of D&O insurance.